StorEn Technologies Inc.



ANNUAL REPORT

25 Health Sciences Drive
Stony Brook
NY-11790
(631) 686- 4009
www.storen.tech

This Annual Report is dated April 30th, 2019.

BUSINESS

StorEn Technologies, Inc. develops innovative vanadium flow batteries for large-scale energy storage, currently targeting residential, industrial, telecommunications and data center customers.

Background – Renewable Energy Sources and Energy Storage

Concerns over the use of coal, oil, and other fuels that are in limited supply and may contribute to global warming have spurred interest in generating electrical energy from clean, renewable resources such as solar and wind power. But solar and wind are not constant and reliable sources of power, since they produce energy only when the sun is shining and the wind is blowing. But by storing the energy produced and delivering it on demand, these clean technologies can continue to provide power even when the sun has set and the air is still - leveling out jumps in output to create a continuous, reliable stream of power throughout the day.

Consumers of electricity stand to benefit from energy storage technologies, as the smart grid enables users to selectively adjust their energy consumption patterns.

StorEn Technologies' Solution

StorEn Technologies developed an innovative patent-pending, improved performance and reduced cost vanadium flow batteries for energy storage, currently targeting residential, industrial, telecommunications and data center customers.

In addition to the above, remote communities are not served by the electrical grid, which affects as many as 1.2 billion people worldwide, and we intend to market our products for this application as well to be compatible with to solar systems.

Residential

At a residential level, the combination of solar and storage could be cost effective when specific market and regulatory conditions are in place to make the value of storage greater than the cost of installing it. This can happen, for example, when excess production can be stored for later consumption; in that case, consumers need to buy less power from the grid and thus could cut their costs. The recent report by Credit Suisse Investment Banking (Alt Energy 2019) states that in five US States the combination solar + storage delivers electricity at a lower cost than the grid.

Industrial

Vanadium flow batteries store their energy in tanks. The electrolyte -- the fluid that transfers charges inside a battery -- flows from one tank through the system back to the same tank. The tanks can be fish tank size or bigger than an above ground pool. As a result, it's much easier to adapt flow batteries to industrial-scale applications without adding a lot of cost. You just make the tank bigger. Increasing the duration of a vanadium flow batteries will reduce the cost/kWh, thus delivering economies of scale. This is not the case with alternative technologies such as lithium ion batteries.

Data Centers

Data centers primarily contain electronic equipment used for data processing (servers), data storage (storage equipment), and communications (network equipment). As the scale of data centers increases, electricity cost is becoming the fastest-growing element in their operation costs. Energy storage in data centers has mainly been used as devices to backup generators during power outages. StorEn Technologies' vanadium flow batteries, with their very fast discharge time of a few milliseconds, are designed to enable power continuity of data centers. Additionally StorEn Technologies' batteries will be marketed to data centers for two further applications: reducing peak demand charges and enabling data centers to participate in regulation markets.

Telecommunications

Telecom base stations, radio signal towers and other types of mobile towers are being built at a rapid pace around the world. These sites depend heavily on consistent power, something that can be difficult to deliver as backup power resources are often difficult to deploy in these settings. The importance of batteries to support mobile tower construction plans is especially clear in light of the rapidly growing nature of the sector. Telecommunications companies are building out new mobile infrastructure at an accelerated pace, and this trend is growing around the world. Currently, power continuity is enabled by lead acid batteries and polluting diesel generators. Our vanadium flow batteries are an ideal solution for backup power at base stations because they are safe, incredibly reliable, durable, non-polluting and capable of withstanding a variety of environmental conditions.

Previous Offerings

Between January 9th 2018 and December 31st, 2018 we sold Common Stock shares for $4.00 per share under Regulation Crowdfunding on the StartEngine platform. Net Proceeds from our crowdfunding campaign totaled $ $445,308 .

As at December 31st, 2018, the Company's founders collectively own 91.8% of the outstanding shares and voting power:

Stockholder	Shares
Angelo D'Anzi	3,300,000
Carlo Brovero	1,500,000
Maurizio Tappi	300,000
Gianluca Piraccini	300,000
Gabriele Colombo	300,000
Lorenzo Salmon Cinotti	300,000

Over the 3 years prior to our Regulation Crowdfunding offering, since the company's incorporation, we had sold a total of 750,015 shares in three separate transactions.

**REGULATORY INFORMATION**

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION**

Operating Results – 2018 Compared to 2017

2018 was crucial year for StorEn. We made achieved several important milestones in our Roadmap.

As of December 31, 2018, StorEn had not commenced commercial manufacturing and not earned any revenue. However, we made crucial progress towards becoming revenue-making in 2019
For the year ending on December 31st, 2018, StorEn posted a net loss of $488,940 (compared to a net loss of $126,835 for the year ending in December 31st, 2017). This is motivated by the investment StorEn sustained in the year to defend its Intellectual Property and demonstrating its proprietary battery technology.

On March 27th, 2018, we extended our four US Provisionals to international Patent Cooperation Treaty (PCT) at the World Intellectual Property Organization in Geneva, Switzerland. Our applications will protect our inventions in 152 countries, including all of the major industrialized countries, such as the US, the European Union and China.
StorEn expensed in the year all costs related to the research and filing of our four PCT WIPO patent applications.

In September 2018, we delivered a full size prototype of our 5kW/30kWh residential battery to the Advanced Energy Center (AERTC) at the Research & Development Park at Stony Brook University for an extensive independent validation program. The program is partly financed by the New York State Pollution Prevention Institute (NYSP2I) and the Center in Integrated Electric Energy Systems (CIEES), a member of the New York State network of Centers for Advanced Technology (CAT). All the costs related to the purchase of testing and manufacturing equipment and the construction of the prototype were expensed in the year.

Considerable advertising and marketing costs and legal costs were incurred to support our successful Equity crowdfunding campaign on StartEngine. All costs were expensed as incurred.

The demonstration of our prototype at Stony Brook University in 2018 allowed us to close our first sale contract, January 2019. In 2019, StorEn will deliver three residential 5kW/30kWh batteries to Australia: the first one in Quarter II.

In 2018, StorEn applied for R&D funding from the New York State Energy Research and Development Authority to test innovative membranes. This activity led to the confirmation of the award by NYSERDA, in March 2019, to the consortium formed by StorEn Technologies, Rensselaer Polytechnic Institute and University of Illinois in Chicago.

Liquidity and Capital Resources

At December 31, 2018, the Company had cash of $3,242.75, however the company was awaiting a disbursement from StartEngine with reference to its equity crowdfunding campaign that run into 2019 and closed on January 8th, 2019.

In the course of 2018, we commenced discussions with institutional investor Accelerate New York Seed Fund. These discussions led to an investment in StorEn in March 2019.

Finally, we intend to raise additional funds through a new Regulation Crowdfunding camping on StartEngine in 2019.

Debt

As at December 31st, the company had outstanding debt listed below:
-   Shareholder's loan with Conversion clause in the event of default (denominated in Euros) for $35,457.65 received on March 16th, 2018.

This Loan was reimbursed fully on March 26th, 2019.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Mr Carlo Brovero - CEO
Mr Angelo D'Anzi – CTO
Mr Gabriele Colombo - Secretary

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Angelo D'Anzi Via Ercolana 670 40059 Medicina (BO) Italy	3,300,000 shares	Nil	50.10%
	Carlo Brovero 25 Health Sciences Drive Stony Brook NY-11790 USA	1,500,000 shares	Nil	22.77%

RELATED PARTY TRANSACTIONS

In 2018, the company reimbursed Mr Angelo D'Anzi, the company's CTO, for components purchased for the construction of our prototype delivered to Stony Brook University for a total of $14,768. Said components were reimbursed upon presentation of receipts and with no surcharge.

OUR SECURITIES

Our authorized capital stock consists of 10,000,000 shares of common stock, par value $ 0.00001 per share. As of December 31, 2018, a total of 6,587,342 shares of common stock are outstanding.

No other classes of shares are authorized.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 1st, 2018.

StorEn Technologies Inc.

By _____

     Name   Carlo Brovero

     Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, Carlo Brovero, Chief Executive Officer of StorEn Technologies Inc., hereby certify that the financial statements of StorEn Technologies Inc. included in this Report are true and complete in all material respects.

_____

Chief Executive Officer

STOREN TECHNOLOGIES, INC.

Audited Financial Statements For The Years Ended December 31, 2018 and 2017

April 25, 2019



Independent Auditor's Report

To Management and the Board of Directors
Storen Technologies, Inc.
Stony Brook, NY

We have audited the accompanying balance sheets of Storen Technologies, Inc. as of December 31, 2018 and 2017, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

Going Concern Matters

We draw attention to Note B in the financial statements, which indicates that the Company did not recognize revenue during the years ended December 31, 2018 and 2017, and is expected to incur significant costs during the next fiscal year. These events or conditions indicate that a material uncertainty exists that may cast significant doubt about the Company's ability to continue as a going concern for a reasonable period of time. Our opinion is not modified with respect to this matter.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Storen Technologies, Inc. as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.



Jason M. Tyra, CPA, PLLC
Dallas, TX
April 25, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

STOREN TECHNOLOGIES, INC.
BALANCE SHEET
DECEMBER 31, 2018 & 2017

	2018	2017
ASSETS		
CURRENT ASSETS		
Cash	$ 3,243	$ 15,007
TOTAL CURRENT ASSETS	3,243	15,007
TOTAL ASSETS	$ 3,243	$ 15,007
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	12,150	15,742
TOTAL CURRENT LIABILITIES	12,150	15,742
NON-CURRENT LIABILITIES		
Convertible Note	35,458	-
TOTAL LIABILITIES	47,608	15,742
SHAREHOLDERS' EQUITY		
Common Stock (10,000,000 shares authorized, 6,680,351 issued and outstanding. $.00001 par value)	67	65
Additional Paid in Capital	571,343	126,035
Retained Earnings (Deficit)	(615,775)	(126,835)
TOTAL SHAREHOLDERS' EQUITY	(44,365)	(735)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 3,243	$ 15,007

See accompanying notes.

STOREN TECHNOLOGIES, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Operating Income		
Sales	$ -	$ -
Operating Expense		
Advertising	175,965	10,389
General & Administrative	166,597	19,664
Legal & Professional	91,737	31,384
Research & Development	25,855	14,768
Travel	24,446	46,631
Rent	1,200	4,000
	485,800	126,835
Net Income from Operations	(485,800)	(126,835)
Other Income (Expense)		
State and Local Tax	(400)	-
Interest Expense	(2,739)	-
Net Income Before Provision for Income Tax	(488,940)	(126,835)
Provision for Income Taxes at 15% Rate	-	-
Net Income	$ (488,940)	$ (126,835)

See accompanying notes.

STOREN TECHNOLOGIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (488,940)	$ (126,835)
Change in Accounts Payable	(3,592)	15,742
Net Cash Flows From Operating Activities	(492,532)	(111,093)
Cash Flows From Financing Activities		
Change in Related Party Loans Payable	35,458	-
Issuance of Common Stock	445,308	65
Change in Additional Paid in Capital	2	126,035
Net Cash Flows From Financing Activities	480,768	126,100
Cash at Beginning of Period	15,007	-
Net Increase (Decrease) In Cash	(11,764)	15,007
Cash at End of Period	$ 3,243	$ 15,007

See accompanying notes.

STOREN TECHNOLOGIES, INC.
STATEMENT OF CHANGES SHAREHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

Starting Equity (Deficit)	$ (735)	$ -
Issuance of Common Stock	445,310	126,100
Net Income (Loss)	(488,940)	(126,835)
Ending Equity (Deficit)	$ (44,365)	$ (735)

See accompanying notes.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

StorEn Technologies, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company is developing patent-pending Vanadium Flow Batteries for efficient and cost-effective energy storage.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded substantial net operating losses during the years ended December 31, 2018 and 2017.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company will raise additional capital in a second equity crowdfund offering during the first half of 2019. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through April 26, 2020 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the

Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

The Company has an agreement with a foreign supplier to provide Vanadium, a rare Earth element, for use in manufacturing the Company's batteries at a pre-determined price. The Company's access to Vanadium may be limited by the supply available in the marketplace, by shipping difficulties, or other such risks.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fixed Assets

As of December 31, 2018, the Company possessed a de minimis amount of test equipment for use in developing its products. The cost to obtain the equipment was expensed in the period incurred.

Intellectual Property

As of December 31, 2018, the Company held four patents in the United States relating to the manufacture of batteries. The Company's patents have also been filed with the World Intellecual Property Office. As such, they are protected by the Patent Cooperation Treaty. The cost of the research associated with the patents was expensed as incurred. Future expenses related to defending or securing the Company's patents will either be expensed or capitalized, depending on the nature and timing of the expense.

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2018, the Company had not commenced principal operations or earned any revenue.

Advertising & Marketing

Advertising costs are expensed as incurred.

Rent

The Company occupies shared office space under a bundled agreement with Stony Brook University's Clean Energy Business Incubator Program. The Company considers the lease arrangement to have terms substantially similar to a month-to-month operating lease. There are no future minimum payments due under the agreement.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2016 and 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Under current law, net operating losses may be carried forward indefinitely. The Company's federal tax filings for 2017 and 2018 remain subject to review by that State until 2021 and 2022, respectively.

The Company is subject to franchise tax filing requirements in the State of Delaware. The Company's tax filings in the State of Delaware for 2017 and 2018 remain subject to review by that State until 2021 and 2022, respectively.

The Company is subject to income tax filing requirements in the State of New York. The Company's tax filings in the State of New York for 2017 and 2018 remain subject to review by that State until 2021 and 2022, respectively.

NOTE C- RELATED PARTY TRANSACTIONS

During the year ended December 31, 2017, the Company incurred expenses related to prototyping and development of approximately $14,768 at ER-GE, a company owned by the Company's Chief Technology Officer, Angelo D'Anzi.

NOTE D- CONVERTIBLE NOTE

During the first quarter of 2018, the Company issued a convertible note in exchange for operating capital ("the Note"). The Note is denominated in Euros and accrues interest at the rate of 15% per annum. In the event of default, the Note is convertible to Common Stock in the Company at a price of $.40 per share.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 26, 2019, the date that the financial statements were available to be issued.